SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Management Proposal & Call Notice | 169th Extraordinary General Meeting

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-held company)

CNPJ n. 00.001.180/0001-26

CALL NOTICE

We call the Shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras to meet at the Company's headquarters, in Brasília, SCN Setor Comercial Norte Quadra 06, Conjunto A, Bloco A, 6th and 8th floors – Venâncio 3000 Building, Asa Norte, ZIP CODE 70716-900, Brasília-DF, on December 28, 2017, at 10 a.m., in an Extraordinary General Meeting.

1. To rectify item 7.9 of the decision of the 165th Extraordinary General Meeting of July 22, 2016 to extend the deadline for signing the contract for the transfer of the shareholding control held by Eletrobras in the distribution companies known as Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A - Ceron, Amazonas Distribuidora de Energia S.A – Amazonas Energia, Boa Vista Energia S.A - Boa Vista Energia, Companhia Energética de Alagoas – Ceal and Companhia Energética do Piauí – Cepisa provided that it occurs until July 31, 2018, under penalty of maintenance of the decision of the 165th Extraordinary General Meeting that determined the ending of the temporary distribution services, as well as liquidation of the referred distribution companies, which should also occur if Aneel and/or the Granting Authority do not guarantee the right to provide distribution services on a temporary basis until the effective transfer of the shareholding control, for an adequate remuneration, in the exact terms foreseen in item 2 below;

2. To approve that the distribution companies, subsidiaries of Eletrobras, denominated Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A - Ceron, Amazonas Distribuidora de Energia S.A - Amazonas Energia, Boa Vista Energia S.A - Boa Vista Energia, Companhia Energética de Alagoas – Ceal and Companhia Energética do Piauí – Cepisa, continue to provide temporary distribution services until the effective transfer of shareholding control, provided that (i) item 1 above is approved; (ii) all resources necessary to operate, maintain and make investments related to the public services of the respective distribution company are provided by the tariff, by the Federal Government or the Sectoral Funds, maintaining the economic and financial balance of the Distributors, without any contribution of funds, to any by Eletrobras; and (iii) there is an act of the Granting Authority extending the deadlines for temporary service provision by the Distribution Comapanies; and

3. To revoke the decision of the 162nd Extraordinary General Meeting of June 22, 2015, which authorized, in the scope of the process of unbundling of the activities of generation and transmission of the distribution activities of

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 169th Extraordinary General Meeting

Amazonas Distribuidora de Energia S.A - Amazonas Energia, the redemption of convertible and exchangeable debentures issued by Amazonas Distribuidora Energia through the exchange of such debentures for the totality of the shares issued by Amazonas Geração e Transmissão S.A, owned by Amazonas Distribuidora de Energia S.A, due to the need to change the unbundling model.

The Company prepared this Management Proposal, in compliance with good corporate governance and transparency practices, in order to guide and clarify to all its shareholders about the matters that will be deliberated, and it is available at the Superintendence of Investors Relations, to clarify any additional questions

Pursuant to paragraph one of article 126 of Federal Act 6,404/1976, as amended (“Business Corporations Act”) and to the decision of the CVM Board in case CVM RJ-2014/3578, on November 4th, 2014, the shareholder may be represented at the general meeting: (i) if a natural person, by attorney-in-fact constituted less than 1 (one) year (who is a shareholder, Company administrator or lawyer regularly enrolled in the Brazilian Lawyer Association); (ii) if a legal entity, by its legal representatives or by an attorney-in-fact appointed in accordance with its organization instruments and in compliance with the rules of the Brazilian Civil Code; and (iii) if an investment fund, by its administrator and/or manager or, also, by an attorney-in-fact appointed in accordance with its organization instruments and in compliance with the rules of the Brazilian Civil Code.

The Company clarifies that, considering the possibility established in the second paragraph of article 21-A of CVM Instruction 481, of December 17, 2009, as amended (“CVM Instruction 481/09”), it will offer to the Extraordinary General Meeting called hereby a mechanism for remote voting.

Pursuant to the procedures provided for in CVM Instruction No. 481/09 in the Reference Form of the Company and the instructions contained in the Management Proposal to the Extraordinary General Meeting hereby convened, the shareholder may exercise the right to vote through the completion and delivery of the Distance Voting Ballot ("Voting Ballot") made available by the Company on the Company websites (www.eletrobras.com/ri) and the Brazilian Securities Commission - CVM (www.cvm.gov.br), and in B3 website (www.bmfbovespa.com.br).

The Shareholder or his legal representative, Brazilian or foreign, aiming to ensure admission to the Meeting, pursuant to article 5 of CVM Instruction No. 481/09, shall be required to submit the following documents:

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 169th Extraordinary General Meeting

•               Original or authenticated copy of the official identity document with photo, legally recognized as such in the national territory, within the validity period, in case of a natural person;

•                    Authenticated photocopy of the updated organization document (articles of incorporation or social contract), in case of a legal entity, and of the instrument that invests the administrators and/or representatives with powers for representation in the Extraordinary General Meeting;

•                    Original or authenticated photocopy of the mandate instrument granted, and regularized by the law, by shareholder;

•                    The original shareholding position statement, provided by the depositary institution or custody, identifying the condition of shareholder;

•                    In case of investment funds, the representative shall prove that he is a manager of the fund or an attorney-in-fact duly appointed to the fund, pursuant to the provisions of the Law.

In the case of foreign legal entities, the documentation proving the powers of representation must be translated, by sworn translator, into Portuguese, and registered in the competent notary and documents register, as well as through notarization and consularization. However, under the terms of the Convention on the Elimination of the Requirement to Legalize Foreign Public Documents, from October 5, 1961 and promulgated by Decree No. 8,660, of January 29, 2016, the Company shall waive consularisation of foreign documents issued in signatory to the said Convention, provided that its apostille has been proven.

Pursuant to the sole paragraph of article 44 of the Company's Articles of Incorporation, the documents evidencing the condition of shareholder and due representation shall be submitted up to 72h (seventy-two hours) prior to the Extraordinary General Meeting called hereby, to the Investor Relations Superintendence – DFR, Market Information and Compulsory Loan Department – DFRM, at Presidente Vargas Avenue, 409 – 9th floor, in the City of Rio de Janeiro, State of Rio de Janeiro, from 8 a.m. to 12 noon and from 2 p.m. to 5 p.m. However, all shareholders that appear with the documentation necessary for participation will be admitted to the Special Shareholders' Meeting called hereby.

The decisions will be made at the Extraordinary General Meeting hereby convened by majority of votes, with each shareholder voting in proportion to his interest in the Company's capital stock.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 169th Extraordinary General Meeting

Are available to the shareholders at the Investor Relations Superintendence – DFR, in the Market information and Compulsory Loan Department  – DFRM, and at the websites of the Company (www.eletrobras.com/ri/assembleiasacionistas), of the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br) and of Bolsa, Brasil, Balcão S.A. – B3 (www.bmfbovespa.com.br) are all documents concerning to the matter that will be deliberated at the Extraordinary General Meeting, pursuant to Corporations Act and CVM Instructions 481/09.

Brasília, November 23, 2017.

José Guimarães Monforte

Chairman of the Board of Directors

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.